K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA  02111
Tel.:  (617) 261-3163
Fax.:  (617) 261-3175

March 7, 2011

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Salient MLP and Energy Infrastructure Fund
Registration Statement on Form N-2 (333-[ ]; 811-22530)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Salient MLP and Energy Infrastructure Fund (the “Fund”), is a registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (the “Registration Statement”).  The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Fund is a newly-organized, non-diversified, closed-end management investment company, and the Registration Statement is being filed for the purpose of registering common shares of beneficial interest of the Fund.  The registration fee for purposes of the initial filing of $116.10 has been wired through the FEDWIRE system to the Securities and Exchange Commission’s (“SEC”) account at US Bank.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

The Fund’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its shareholders. The Fund seeks to achieve that objective by investing at least 80% of its total assets in securities of companies in the Midstream and Energy Sector, as defined in the Registration Statement.

The Fund desires to commence the public offering of its common shares as soon as possible and expects to begin circulating a “red herring” prospectus in March or early April 2011.  The appropriate legends are included on the cover pages of the prospectus and SAI.  It is expected that the Fund will file a pre-effective amendment responding to any comments and registering additional shares promptly after the resolution of any comments, along with a request for acceleration of effectiveness of the Registration Statement.

Securities and Exchange Commission

Questions should be directed to the undersigned at (617) 261-3231 or to Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/ George J. Zornada
George J. Zornada